EXHIBIT 12.2



                    DEFINITIONS OF SELECTED FINANCIAL RATIOS



CURRENT RATIO
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        Current assets divided by current liabilities.

RETURN ON AVERAGE STOCKHOLDERS' EQUITY
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        Net   income   divided   by  average   stockholders'   equity.   Average
        stockholders' equity is computed using the average of the monthly stockholders' equity balances.

RETURN ON AVERAGE CAPITAL EMPLOYED
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        Net income  plus  minority  interest  plus  after-tax  interest  expense divided by average capital employed. Capital employed consists of stockholders' equity, total debt and minority interest. Average capital employed is computed on a four-quarter average basis.

TOTAL DEBT TO TOTAL BORROWED AND INVESTED CAPITAL
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        Total debt,  including capital lease obligations,  divided by total debt plus minority interest liability and stockholders' equity.